UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2017

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated May 8, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: May 8, 2017	By:	/s/ David Schilansky
		Name	David Schilansky
		Title:	Chief Operating Officer

Exhibit 99.1

Press Release

Montrouge, France, May 8, 2017

DBV Technologies Highlights Research Presentation of EPIT® for the Treatment of Crohn’s Disease at Digestive Disease Week 2017

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT) today announced the presentation of a preclinical poster highlighting the therapeutic potential of epicutaneous immunotherapy (EPIT) in inflammatory gastrointestinal diseases at Digestive Disease Week (DDW) in Chicago, Illinois, May 6-9, 2017.

The poster (Su1838), entitled “Tolerance with Viaskin requires TGF-ß and can be utilized as a Treatment of Intestinal Inflammation in Murine Models,” was accepted as a Poster of Distinction and presented by Dr. David Dunkin, Department of Pediatric Gastroenterology and The Mindich Child Health and Development Institute, The Icahn School of Medicine at Mount Sinai, New York, NY, on Sunday, May 7, from 12-2 pm CT.

In this preclinical study, epicutaneous treatment with a 100 µg dose of Viaskin-Ovalbumin was associated with the induction of ovalbumin-specific regulatory T cells (Tregs) migrating to the gut and abrogating colitis and ileitis in mice via bystander suppression. EPIT was observed to increase Foxp3, LAP+ Tregs and TGF-ß secretion in animal models, supporting the potential clinical application of EPIT in the treatment of Crohn’s disease.

In February 2014, DBV Technologies and The Icahn School of Medicine at Mount Sinai entered into a research collaboration to investigate the use of the Viaskin technology for the treatment of Crohn’s disease. In December 2015, additional preclinical data supporting Viaskin’s application in Crohn’s was presented at the Crohn’s & Colitis Foundation of America Advances in Inflammatory Bowel Diseases (AIBD) meeting in Orlando, Florida.

About Crohn’s disease

Crohn’s disease is a chronic inflammatory disease of the gastrointestinal tract, mainly characterized by abdominal pain, diarrhea and various digestive and non-digestive complications. There are no medications or surgical procedures that can cure Crohn’s disease. One in five people with Crohn’s are admitted to a hospital each year, and as many as half of those suffering from the disease will require surgery over a ten-year period. The incidence of Crohn’s is increasing, especially in young children and infants. Both men and women can be affected by Crohn’s disease, which is usually diagnosed between the ages of 15 - 30.

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases.

DBV Technologies has global headquarters in Montrouge, France and New York, NY. Company shares are traded on segment A of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and traded on the Nasdaq Global Select Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release may contain forward-looking statements and estimates, including statements regarding the potential of Viaskin to treat Crohn’s disease. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the products of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals and the risk that historical preclinical results may not be predictive of future clinical trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release.

DBV Technologies Contact

Sara Blum Sherman

Director, Investor Relations

+1 212-271-0740

sara.sherman@dbv-technologies.com

Media Contact

Andrea Fassacesia, Weber Shandwick

+1 212-445-8144

afassacesia@webershandwick.com

Media Contact Europe

Caroline Carmagnol, Alize RP, Relations Presse

+33 (0)6 64 18 99 59

caroline@alizerp.com